VedderPrice	VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005

BYRON D. HITTLE 312-609-7678 bhittle@vedderprice.com	OFFICES IN CHICAGO, NEW YORK CITY, WASHINGTON, D.C. AND ROSELAND, NEW JERSEY

October 25, 2006
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. John Grzeskiewicz

Re:	DWS Dreman Value Income Edge Fund, Inc. (the “Fund”) File Numbers 811-21949; 333-137385
To the Commission:
     On September 15, 2006, the Fund, pursuant to the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended (“1940 Act”), filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 relating to the Fund’s proposed initial public offering of common stock (the “Registration Statement”).
     The Fund received comments on the Registration Statement by letter from John Grzeskiewicz of the Commission staff dated October 18, 2006. The following sets forth those comments and the Fund’s response to the comments. The Fund is filing concurrently herewith Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The purpose of Amendment No. 1 is to respond to the comments received from the Commission staff and to complete certain information required by Form N-2. The text of the staff’s letter dated October 18, 2006 has been included for your reference and the Fund’s response follows each comment.
     Currently, the Fund expects to commence the offering of its common stock, which will include the use of a preliminary prospectus, on or about October 25, 2006.
PROSPECTUS
COVER PAGE
1.       Comment:       Supplementally explain to the staff how the name of the Fund (“Value IncomEdge”) is consistent with the Fund’s objective of total return.

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Division of Investment Management
October 25, 2006

     Response:       Within the investment management industry, the Fund believes the term “total return” refers to all elements of return including returns derived from income, capital appreciation, and other elements of investment return. The Fund’s name, “Value Income Edge,” is meant to convey to investors a focus on value securities selected for their potential to produce regular income as well as their potential for capital appreciation. The “Edge” portion of the Fund’s name is also meant to refer to the Fund’s “Hedge Strategy,” which, as more fully described in the Fund’s prospectus, is a long/short investment technique intended to enhance the Fund’s return. Lastly, the Fund intends to use futures, options on futures, and index-based investments (e.g., ETFs) as part of its overall investment strategy. Accordingly, the Fund believes the term “Value Income Edge” is consistent with the Fund’s objective of total return.
2.       Comment:       Supplementally explain to the staff why the marketing and structuring fee is not reflected in the estimated offering expenses.
     Response:       The marketing and structuring fees are not reflected in the estimated offering expenses because such fees will be paid by the Adviser, not the Fund, and such fees are not reimbursable to the Adviser by the Fund. The Fund has added disclosure to the introduction of the expense section, which cross-references the “Underwriters” section in the body of the prospectus describing the marketing and structuring fees.
PROSPECTUS SUMMARY
Investment Objective
3.      Comment:       Clarify what is meant by a “quantitative” long/short strategy.
     Response:       The term “quantitative” is used to connote a statistical approach to selecting stocks. In the case of the Subadviser, the strategy is based on academic studies conducted on Contrarian Strategies. These studies rank stocks in quintiles according to their price-to-earnings (P/E) ratio and measure returns of high P/E stocks (top 20%) and low P/E stocks (bottom 20%). The Subadviser focuses on low P/E stocks for its long portfolio and high P/E stocks for its short portfolio. The Fund has clarified the disclosure regarding the Subadviser’s quantitative strategy to indicate that it is statistical-based.
PRINCIPAL INVESTMENT STRATEGIES
Income Strategy
4.      Comment:       Clarify what is meant by “quantitative screens”.
     Response:       For the information of the staff, the Subadviser’s screens are a proprietary selection process designed to screen out artificially high P/E and low P/E securities resulting from

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October 25, 2006

fundamental factors. During this process, various filters are set based on the P/E of growth and value stocks to identify stocks that, for example, may initially be designated as high P/E stocks simply because of drops in earnings and other factors (i.e. a steel company might have a P/E of 100 because earnings are only nominal for a given period.), or vice versa. Without a quantitative screening process, a company would be classified as a high P/E stock when in normal circumstances it would be a low P/E stock, or vice versa. The Fund has clarified disclosure regarding its quantitative screening process to indicate that it is statistical-based.
SUMMARY OF FUND EXPENSES
Shareholder Transaction Expenses
5.       Comment:       Supplementally explain to the staff what kind of “leverage expenses” are to be included as a shareholder transaction expense and how are they to be distinguished from those included in the “leverage costs” line item under “Annual Expenses”.
     Response:       “Leverage expenses” in the shareholder transaction expense section include the estimated one-time costs associated with the establishment of a borrowing facility.
     In contrast, the “leverage expenses” line item under “Annual Expenses” include the estimated annual leverage expense, based on an annual interest/dividend rate of 5.75% and that portion of the estimated costs of establishing a borrowing facility that is amortizable in a one-year period.
USE OF LEVERAGE
6.       Comment:       The disclosure should be clear as to whether the Fund expects to issue preferred stock and, if so, the imminence of a preferred stock offering should be disclosed in the Prospectus Summary. The costs of the issuance of preferred shares should be disclosed as a footnote to the per share table on the cover page.
     Response:       The disclosure has been revised to reflect that the Fund currently anticipates leveraging principally through borrowings. The Fund currently has no plans to issue preferred stock.
MANAGEMENT OF THE FUND
The Investment Adviser and Administrator
7.       Comment:       The disclosure should describe the duties that Deutsche Investment Management Americas, Inc. performs under the investment advisory agreement and clarify the demarcation of duties and chain of command between the adviser and sub-adviser. Is the sub-adviser subordinated to the adviser or does the sub-adviser report directly to the board of directors?

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Division of Investment Management
October 25, 2006

Does the adviser make any portfolio management decisions or does the responsibility for portfolio management rest entirely with the sub-adviser and Messrs. Dreman and Hutchinson?
     Response:       The disclosure has been revised to clarify and distinguish the duties of the Adviser from those of the Subadviser. Pursuant to the Investment Management Agreement, the Adviser has supervisory and oversight responsibilities with respect to the activities of the Subadviser. The Subadviser, however, is solely responsible for the day-to-day management of the Fund’s portfolio so long as the Sub-Advisory Agreement is in effect. Although the Adviser will regularly report to the Fund’s Board regarding Fund matters, the Subadviser is subject to Board oversight and will from time to time provide reports to the Board.
UNDERWRITERS
Additional Compensation to be Paid by the Investment Advisor
8.       Comment:       Supplementally inform the staff why there is a need for advice on the “design and structuring of, and marketing assistance with respect to, the Fund and the distribution of its Common Shares.” Was the marketing and structuring fee proposed by the investment adviser or the recipient of the fee? Was this fee a condition or an inducement for the provision of underwriting services? Is this fee arrangement being reviewed by the NASD?
     Response:       It is anticipated that the Adviser, and not the Fund, will pay a marketing and structuring fee to Morgan Stanley as disclosed on the cover page of the prospectus and in the prospectus section entitled “Underwriters—Additional Compensation to be Paid by the Investment Adviser.” Morgan Stanley works with the Adviser to design a fund that will appeal to investors, using Morgan Stanley’s current knowledge of, and experience with, the investment objectives of its customer base and its experience in marketing other closed-end funds. The parties believe this service is of value to the Adviser because it helps to facilitate a successful offering, thereby enhancing and maintaining the Adviser’s reputation in the closed-end fund market.
     The marketing and structuring fee was discussed in initial conversations between the Adviser and Morgan Stanley regarding the terms of the proposed offering, and the parties agreed to proceed on the basis that such a fee would be included in this transaction. The Adviser was aware that similar fees are common features of closed-end fund offerings. Recent offerings including this type of fee include:
•       BlackRock Real Asset Equity Trust (prospectus dated September 26, 2006 filed pursuant to Rule 497, at page 54) (“The Advisor (and not the Trust) has agreed to pay to Wachovia Capital Markets, LLC, from its own assets, a structuring fee for advice relating to the structure, design and organization of the Trust as well as services related to the sale and distribution of the Trust’s common shares in the amount of $1,480,053.”);

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Division of Investment Management
October 25, 2006

•       First Trust/Aberdeen Emerging Opportunity Fund (prospectus dated August 28, 2006 filed pursuant to Rule 497, at page 47) (“The Adviser (and not the Fund) has agreed to pay from its own assets to Citigroup Global Markets Inc. a structuring fee in the amount of $406,310, which is equal to 1.0% of the Fund’s Managed Assets attributable to Common Shares sold by Citigroup Global Markets Inc.”);
•       Alpine Global Dynamic Dividend Fund (prospectus dated July 25, 2006 filed pursuant to Rule 497, at page 47) (“The Adviser (and not the Fund) has agreed to pay additional compensation to Citigroup Global Markets Inc., from its own assets, in the amount of $1,265,551 for advice relating to the structure, design and organization of the Fund as well as services related to the sale and distribution of the Fund’s common shares.”);
•       Nuveen Global Government Enhanced Income Fund (prospectus dated June 27, 2006 filed pursuant to Rule 497, at page 53) (“NAM [the investment adviser] (and not the Fund) has agreed to pay to A.G. Edwards & Sons, Inc. from its own assets a structuring fee up to $340,000 for advice relating to the structure, design and organization of the Fund as well as services related to the sale and distribution of the Fund’s Common Shares.”); and
•       Kayne Anderson Energy Total Return Fund (prospectus dated June 27, 2005 filed pursuant to Rule 497, at page 64) (“Kayne Anderson [the investment adviser] (and not us [the Fund]) has agreed to pay from its own resources to Citigroup Global Markets Inc. and UBS Securities LLC, a structuring fee for advice relating to our structure, design and organization as well as services related to the sale and distribution of our common stock. Citigroup Global Markets Inc. and UBS Securities LLC will receive a structuring fee in an amount equal to 0.41% and 0.22%, respectively, of the total initial price to the public of our common stock offered hereby.”).
     The marketing and structuring fee is not a condition or an inducement for the provision of underwriting services; however, because the fee contributes to the overall value of the transaction to Morgan Stanley, Morgan Stanley takes into consideration the benefit it expects to receive from the fee when agreeing to all other aspects of its participation in the offering.
     The Registration Statement, which discloses the marketing and structuring fee, has been filed with the NASD. The marketing and structuring fee agreement is currently being negotiated and has not yet been filed with the NASD, although Morgan Stanley has confirmed that it intends to

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Division of Investment Management
October 25, 2006

file it with the NASD prior to seeking a no-objections letter. The Fund has been advised by counsel to the underwriters that it is the understanding of such counsel that the NASD routinely takes into consideration the value of the marketing and structuring fee (and similar fees), even though paid by an investment adviser and not a fund, when making a determination about the fairness and reasonableness of the underwriting terms and arrangements.
     It is currently contemplated that the Adviser will also pay a marketing and structuring fee to A.G. Edwards, as disclosed on the cover page of the prospectus and in the prospectus section entitled “Underwriters-Additional Compensation to be paid by the Investment Adviser.”
GENERAL COMMENTS
9.       Comment:       Please state in your response letter whether the NASD will, or has, reviewed the terms and arrangements of the offering.
     Response:       The Registration Statement has been filed with the NASD, and the marketing and structuring arrangement will be filed with the NASD, and the NASD is in the process of reviewing the terms and arrangements of the offering.
10.       Comment:       We note that portions of disclosure are incomplete. We may have further comments on such portions when you complete them in a pre-effective amendment, on disclosure made in response to this letter, on information supplied supplementally, or on exhibits added in a pre-effective amendment.
     Response:       To the extent known, the incomplete disclosure items referenced above have been included in Amendment No. 1.
11.       Comment:       Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted or will submit in connection with the registration of its shares.
     Response:       The Fund has not submitted, and does intend to submit, any exemptive applications or no-action requests in connection with the registration of its shares of common stock. The DWS fund complex, however, has previously obtained various exemptive orders and no-action relief, such as a cash-sweep order, on which the Fund may rely if appropriate.
12.       Comment:       Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).
     Response:       The Fund has reviewed the disclosure and made revisions where appropriate.

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Division of Investment Management
October 25, 2006

13.       Comment:       If the Fund intends to rely on Rule 430A under the Securities Act of 1933 to omit certain information from the prospectus included with the pre-effective amendment to the registration statement that is to be declared effective, please identify the omitted information to us supplementally, preferably before filing the Funds’ final pre-effective amendment.
     Response:       The Fund intends to rely on Rule 430A under the 1933 Act and hereby undertakes to identify supplementally the omitted information before or in connection with the Fund’s final pre-effective amendment.
*       *       *       *       *
     If you have any questions or comments, please contact the undersigned at (312) 609-7678 or Deborah Bielicke Eades at (312) 609-7661.
Sincerely,

  /s/ Byron D. Hittle
BDH/nak
cc:     Mr. James M. Wall